Exhibit 14.1

Standards of Ethical Conduct

Standards of Ethical Conduct

Employees of Mrs. Fields’ Original Cookies, Inc. (“MFOC”) have an obligation to the public, their profession, the Company, and themselves to maintain the highest standards of ethical conduct.  In recognition of this obligation, the Management of MFOC has established the following Standards of Ethical Conduct (“Standards”) for its employees.

The Standards include provisions from existing Corporate Policies to provide an accessible reference for all employees.

All policies and procedures in the Standards apply to all employees and agents of MFOC, its subsidiaries, concepts, and affiliates, whether operating inside or outside the United States (the “Company”).  References to “employees” in the Standards include all of the above.

The policy of the Company is to prevent the occurrence of illegal or unethical behavior, to halt any illegal or unethical behavior that may occur as soon as reasonably possible after its discovery, and to discipline those who violate the Standards.  This includes individuals responsible for the failure to exercise proper supervision and oversight to detect and report violations by their subordinate employees.  Discipline may, when appropriate, include dismissal.

An employee who has a question regarding the applicability or interpretation of the Standards should contact their supervisor, a human resources representative, or a Corporate Compliance Officer (General Counsel and CFO).

Please read the Standards carefully, because adherence to them, both domestically and internationally, is integral to achieving the Company’s objectives and goals.

Conflict of Interest

Each employee must avoid any investment, interest, or association that interferes or might interfere with the independent exercise of his or her own individual best judgment, and with such employee’s obligation to perform his or her responsibilities in the best interests of the Company.

Specifically:

•                  All employees shall deal with all suppliers, customers and all other persons doing business with the Company in a completely fair and objective manner without favor or preference based upon personal financial considerations.

•                  Employees shall not accept from or give to any supplier, customer or competitor any gift or entertainment except as permitted under the section “Gifts, Favors, Loans, Special Services, Payments and Entertainment”.

•                  No employee shall do business with a close relative on behalf of the Company, unless the transaction is on arm-length terms and is disclosed, in writing, to the Management of the Company who determines that the transaction is not inconsistent with corporate policies.

•                  No employee shall, directly or indirectly, own any financial interest in or hold any employment or managerial position with any firm or corporation which is a competitor of, or which seeks to do business with the Company, if such interest may influence any decision that such employee might make in the performance of his or her regular duties.

•                  All employees have the affirmative duty to disclose to their immediate supervisor the existence of any personal material financial interest in or employment or managerial position with any firm or corporation which is a competitor of or which seeks to do or does business with the Company.

Customers, Suppliers, and Competitors

MFOC is committed to the continuation of free enterprise.  Therefore, we recognize the importance of laws, which prohibit restraint of trade, predatory economic activities and unfair or unethical business practices.  We will continue to comply with such laws wherever they exist.

In all of our business dealings with suppliers, customers and competitors, MFOC will:

•                  Compete vigorously and with integrity.

•                  Treat all customers and suppliers honestly, fairly and objectively.

•                  Not discuss pricing or any other matter affecting pricing with competitors.

•                  Avoid any unfair or deceptive practice and always present our services and products in an honest and forthright manner.

•                  Never criticize a competitor’s product without a good basis for such statements or act in a manner designed to exclude competitors from the marketplace.

•                  Make clear to all suppliers that we expect them to compete fairly and vigorously for our business, and we will select our suppliers strictly on merit.

Gifts, Favors, Loans, Special Services, Payments and Entertainment

Our business decisions are made on merit.  Therefore, no employee shall seek or accept, or offer or give any payments, fees, loans, services or gifts from or to any person or firm as a condition or result of doing business with the Company.

The Company’s policy is intended to permit gifts of reasonable value, normal business meals and entertainment, the exchange of customary reciprocal courtesies between employees of the Company and their business associates, and similar customary and reasonable expenditures to promote general business goodwill.

Normal business meals and entertainment between the employees of the company and their business associates to promote general good will is permissible if expenditures are correctly recorded on the books of the paying entity.

Reasonable expenditures for gifts to, and the entertainment of, business contacts by Company employees may be made if the expenditures have been appropriately authorized and are correctly recorded on the books of the paying entity.  However, entertainment or gifts shall not be of substantial monetary value nor exceed that value customarily and openly provided by responsible competitors of the Company in the area involved.

Confidential Information

The disclosure of Confidential Information regarding Company business or scientific operations, whether intentional or accidental, can adversely affect the financial stability of the Company and the job security of its employees.

Because of the risk of harm to the Company and its employees, no employee shall, without the written consent of the Company, during the term of employment or thereafter, use, directly or indirectly, for the benefit of such employee or others, or disclose to others, any Confidential Information obtained during the course of employment.

“Confidential Information” means all discoveries, inventions, improvements and innovations, whether or not patentable or copyrightable, methods, processes, techniques, shop practices, formulae, compounds, compositions, organisms, computer software, equipment, research data, clinical and pharmacological data, marketing and sales information, personnel data, customer lists, financial data, plans and all other know-how and trade secrets which are in the possession of the Company and which have not been published or disclosed to the general public.

Each employee shall promptly report to the appropriate immediate supervisor any attempt by outsiders to obtain Confidential Information or any authorized use or disclosure of Confidential Information by other employees.

Political and Community Activities and Contributions

MFOC believes in contributing to society and encourages employees to participate in community activities.

We will continue to communicate information and opinions on issues of public concern that may affect MFOC.  Decisions by our employees whether or not to contribute time, money or resources of their own to any political or community activity are entirely personal and voluntary.

No Company funds or services shall be paid or furnished to any political party or any candidate for or incumbent in any public office for political purposes except as expressly permitted pursuant to the next paragraph of this provision.

It is unlawful for the Company to make a contribution or expenditure in connection with any United States federal election, or in connection with any primary election or political convention held to select candidates for any federal office.  No contributions of the corporation’s funds or resources to state or local officials or candidates shall be made without the prior written approval of the CEO.

Safety, Health and Environmental Protection

MFOC is committed to providing safe and healthy work environments and to being an environmentally responsible corporate citizen.  It is our policy to comply with all applicable environmental, safety and health laws and regulations.

We are dedicated to designing, constructing, maintaining and operating facilities that protect employees and physical resources.  This includes providing and requiring the use of adequate protective equipment and measures and insisting that all work be done safely.  Employees are required to comply with all applicable health and safety laws and regulations.

We believe that protecting the environment is an important part of good corporate citizenship.  We are committed to minimizing the impact of our businesses on the environment with methods that are socially responsible, scientifically based and economically sound.  Therefore, all employees of the Company, and all of its facilities and operations, shall comply with all applicable environmental laws, rules and regulations, including those dealing with emissions to the atmosphere, discharges to surface or underground works, drinking water supplies, solid and hazardous waste management, releases of hazardous substances, community emergency response planning and toxic substances control.

Implementation of Standards

General Counsel and CFO are the Corporate Compliance Officers responsible for implementation of the Company’s Standards of Ethical Conduct.

Questions Regarding the Standards

An employee who has a question regarding the applicability or interpretation of the Standards or knows of a violation of the Standards should speak to Michael Ward (General Counsel) or Sandra Buffa (CFO) immediately.

Any manager or human resources representative receiving such a report must immediately inform Michael Ward or Sandra Buffa.

Investigations of Violations

All reported violations of the Standards will be promptly investigated by the Company and will be treated confidentially to the extent consistent with the Company’s interests and its legal obligations.  The Corporate Compliance Officers will direct all investigations of wrongdoing for the Company.  Employees are expected to cooperate in the investigation of an alleged violation of the Standards.  If the result of the investigation indicates that corrective action is required, the Company will decide what steps it should take, including, when appropriate, legal proceedings, to rectify the problem and avoid the likelihood of its recurrence.

Discipline for Violations

Disciplinary action may be taken for the following:

•                  Authorization or participation in actions that violate the Standards.

•                  Failure to report a violation of the Standards.

•                  Refusal to cooperate in the investigation of a violation of the Standards.

•                  Failure by a violator’s supervisor(s) to detect and report a violation of the Standards, if such failure reflects inadequate supervision or lack of oversight.

•                  Retaliation against an individual for reporting a violation of the Standards.

Disciplinary action may, when appropriate, include dismissal.  With respect to disciplinary action, principles or fairness will apply including, when appropriate, review of a disciplinary decision.